 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Coors, Peter H. (Last) (First) (Middle) c/o Adolph Coors Company 311 10th Street, NH 300 (Street) Golden, CO 80401 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Adolph Coors Company RKY 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/20/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Director & Chairman of the Board
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Class B Common Stock (non-voting) (May K. Coors Trust)	12/20/02		J (1)		2,589,980	D	$ (1)	0
Class B Common Stock (non-voting) (Grover C. Coors Trust)	12/20/02		J (1)		1,138,423	D	$ (1)	0
Class A - NO CHANGE - (Adolph Coors Jr. Trust)								$1,260,000	I	One of five Trustees (2)
Class B Common Stock (non-voting) NO CHANGE (Adolph Coors Jr. Trust)								2,940,000	I	One of five Trustees (2)
Class B Common Stock (non-voting) NO CHANGE								$214.103	I	401 (k) Plan (3)
Class B Common Stock (non-voting) NO CHANGE								$532	I	(4)
Class B Common Stock (non-voting) NO CHANGE								$2,128	I	(5)
							$
							$
							$
							$

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
NO CHANGE	$											$
Explanation of Responses:

(1) Shares exchanged for membership interest in an entity wholly owned by several Coors family trusts. Mr. Coors will not have control over the shares or management of the entity.

(2) Reporting Person is a trustee and beneficiary with others of this trust.

(3) The amount of securities in the Reporting Persons 401(k) is derived by combining the value of contributions by Reporting Person to their 401(k) plus Company matches to the Reporting Persons 401(k) and dividing this account balance by the Issuer's stock price as of 12/31/01 - this equals the reported number of shares in the Reporting Persons 401(k) account.

(4) The Reporting Person disclaims beneficial ownership of all securities held by his wife and this report should not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other reason.

(5)The Reporting Person disclaims beneficial ownership of all securities held by his children and this report should not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other reason.

By: /s/ Annita M. Menogan as agent for Peter H. Coors 12/23/02 ** Signature of Reporting Person Date SEC 1474 (9-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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